Exhibit 99.1

TD Bank Group Announces Redemption of Non-cumulative Class A First Preferred
Shares, Series 11 (NVCC)

TORONTO – September 29, 2020 - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it will exercise its right to redeem all of its 6,000,000 outstanding Non-cumulative Class A First Preferred Shares, Series 11 (Non-Viability Contingent Capital) (the "Series 11 Shares") on October 31, 2020 at the price of $26.00 per Series 11 Share for an aggregate total of approximately $156 million.

On August 27, 2020, TD announced that dividends of $ 0.30625 per Series 11 Share had been declared. These will be the final dividends on the Series 11 Shares, and will be paid in the usual manner on October 31, 2020 to shareholders of record on October 9, 2020, as previously announced. After October 31, 2020, the Series 11 Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the redemption amount.

Beneficial holders who are not directly the registered holder of Series 11 Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds. Inquiries should be directed to our Registrar and Transfer Agent, AST Trust Company (Canada), at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN$1.7 trillion in assets on July 31, 2020. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges..

SOURCE TD Bank Group

For further information: Gillian Manning, Head of Investor Relations, 416-308-6014; Natasha Ferrari, Manager, Media Relations, 416-400-9098